

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE




05002160

January 19, 2005

James J. Theisen, Jr.
Assistant General Counsel & Assistant Secretary
Law Department
Union Pacific Corporation
1400 Douglas St., Stop 1580
Omaha, NE 68179-1580

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-19-2005

Re: Union Pacific Corporation
Incoming letter dated December 21, 2004

Dear Mr. Theisen:

This is in response to your letter dated December 21, 2004 concerning the shareholder proposal submitted to Union Pacific by the Central Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Barry McAnarney
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

10 0885



Rule 14a-8(e)(2)

December 21, 2004

Via Hand Delivery
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Union Pacific Corporation – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

I am writing on behalf of Union Pacific Corporation, a Utah corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the Central Laborers' Pension, Welfare & Annuity Funds (the "Proponent") may properly be omitted from the proxy materials (the "2005 Proxy Materials") to be distributed by the Company in connection with its 2005 annual meeting of shareholders (the "2005 Annual Meeting"). A copy of the Proposal and all related correspondence is enclosed as Attachment 1.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of (i) this letter, (ii) the Proposal Letter (as defined below) and (iii) the Proposal. In accordance with Rule 14a-8(j), a copy of this submission is being sent to the Proponent. I hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company only.

I. Background

On November 12, 2004, the Company received by registered mail a letter dated November 8, 2004 (the "Proposal Letter"), from Mr. Barry C. McAnarney, the Executive Director of the Proponent. The Proposal relates to disclosure of political contributions. A copy of the envelope marked as received by the Company on November 12, 2004, is included in Attachment 1. Further, the Company did not receive a copy of the Proposal by any other means,

James J. Theisen, Jr.
Assistant General Counsel & Assistant Secretary
Law Department

UNION PACIFIC CORPORATION
1400 Douglas St., Stop 1580, Omaha, NE 68179-1580
ph. (402) 544-6765 fx. (402) 501-0129
jjtheisen@up.com

such as facsimile, and the Proposal Letter does not indicate that the Proposal was being delivered in any manner other than registered mail. Pursuant to Rule 14a-8(e)(2), the deadline for the submission of shareholder proposals for inclusion in the 2005 Proxy Materials was November 10, 2004. Accordingly, the Proposal was submitted for inclusion in the Company's 2005 Proxy Materials after the applicable deadline and, therefore, properly may be excluded from the 2005 Proxy Materials.

II. Basis For Excluding The Proposal

The Proposal May Be Excluded Because It Was Not Submitted On A Timely Basis For Inclusion In The 2005 Proxy Materials.

The Company believes that the Proposal may be excluded because the Proponent failed to submit the Proposal on or before the deadline for inclusion in the 2005 Proxy Materials as required by Rule 14a-8(e)(2). Rule 14a-8(e)(2) states that a shareholder proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting" in order for the submission of such proposal to be deemed timely for purposes of Rule 14a-8. The Company's Proxy Statement for 2004 was dated and first released to shareholders on March 10, 2004. The Company held its annual meeting for 2004 on April 16, 2004, and the 2005 annual meeting is scheduled to take place on May 5, 2005. Thus, the Company has not moved the date of its 2005 annual meeting by more than 30 days from the date of its 2004 annual meeting. Moreover, based on these dates, all proposals from shareholders must have been received by the Company on or before November 10, 2004, which date was stated in the 2004 proxy statement on page 2. As previously stated, the Company received the Proposal two days after this deadline on November 12, 2004.

The Staff has strictly construed the timeliness requirement, permitting companies to omit proposals received at a company's principal executive offices even one day past the deadline. See Viacom, Inc. (March 10, 2003); Wendy's International, Inc. (January 6, 2003); SBC Communications Inc. (December 24, 2002); The Coca Cola Company (January 11, 2001); IBP, Inc. (January 19, 2000); Hewlett Packard Company (November 9, 1999); Norfolk Southern Corp. (February 23, 1998) (citing six additional no-action letters where proposals were one day late); Chevron Corporation (February 10, 1998) (citing eight no-action letters where proposals were one day late); see also, e.g., Walgreen Co. (October 8, 2004) (receipt of proposal five days after deadline). Furthermore, the Company may properly omit the Proposal from the 2005 Proxy Materials even if the Proponent attempts to correct any errors subsequent to the expiration of the deadline under Rule 14a-8(e)(2) because any resubmission by the Proponent would now be untimely. See PPG Industries, Inc. (January 23, 2002) and IBP, Inc. (January 19, 2000).

The Staff has consistently taken the position that shareholder error cannot excuse a shareholder's failure to timely submit a proposal within the time period required by Rule

14a-8(e)(2). See, e.g., Duke Energy Corporation (February 9, 2001); and IBP, Inc. (January 19, 2000). In Duke Energy Corporation and IBP, Inc., the companies each received faxes from shareholders one day before the submission deadline. Both shareholder submissions indicated that the shareholders intended to submit proposals for the respective company's annual meetings and described the substance of the "enclosed" proposals. However, in each case, the shareholders neglected to attach the proposals to their facsimile submissions. The Staff concurred with the respective company's views that the errors of their shareholders did not excuse their failure to comply with the submission deadlines as set forth under Rule 14a-8(e)(2), even though the companies had notice of the shareholders' apparent intent to submit proposals, as well as the substance of the contemplated proposals. With respect to the Proposal, the Company did not have any notice of the Proponent's intent to submit, or knowledge regarding the substance of, the Proposal prior to receiving it two days after the published deadline. Moreover, because the failure to satisfy Rule 14a-8(e)(2) cannot be cured, it is not subject to the provisions of Rule 14a-8(f)(1). See Staff Legal Bulletin 14, Part C.6.c. (July 13, 2001).

III. Conclusion

For the reasons discussed in Section II hereof, the Company requests that the Staff concur with the Company's view that the Proposal may be properly omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(e)(2).

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (402) 544-6765 or, in my absence, Ronald O. Mueller of Gibson, Dunn & Crutcher LLP, the Company's counsel, at (202) 955-8671.

Very truly yours,



Attachment

cc: Barry C. McAnarney, Executive Director, Central Laborers' Pension, Welfare & Annuity Funds

Attachment 1


CENTRAL LABORERS'
PENSION, WELFARE & ANNUITY FUNDS

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS

P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

November 8, 2004

Carl W. von Bernuth
Secretary
Union Pacific Corporation
1400 Douglas St
Omaha, NE 68179

Re: Shareholder Proposal

Dear Mr. von Bernuth:

The Central Laborers' Pension Fund ("Fund") is submitting the attached shareholder proposal to Union Pacific Corporation for consideration by the Company's shareholders at its Annual Meeting in 2005. This Proposal is submitted in accordance with Rule 14(a) 8 of the Securities & Exchange Act.

The Central Laborers' Pension Fund is the beneficial owner of more than $2000 worth of shares of Union Pacific Corporation stock and has held said shares continuously since 1997. It is our intention to continue holding these shares through the Company's Annual Meeting date in 2005.

A letter from the record holder of these securities confirming our ownership will be delivered to you under separate cover.

Please contact me should you have any questions regarding this proposal. Thank you.

Sincerely,

Barry McAnarney
Executive Director

BM/df
Enclosure

Union Pacific Corporation

Resolved, that the shareholders of Union Pacific Corporation ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code including the following:
   a. An accounting of the Company's funds contributed to any of the persons or organizations described above;
   b. The business rationale for each of the Company's political contributions; and
   c. Identification of the person or persons in the Company who participated in making the decisions to contribute.

This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the company's website to reduce costs to shareholders.

Statement of Support: As long-term shareholders of Union Pacific, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

Company executives exercise wide discretion over the use of corporate resources for political purposes. They make decisions without a stated business rationale for such donations. In the 2001-02, the last fully reported election cycle, Union Pacific contributed at least $820,522. (The Center for Responsive Politics, Soft Money Donors: http://www.opensecrets.org/softmoney/softcomp2.asp?txtName=Union+Pacific+Corp&txtUltOrg=y&txtSort=name&txtCycle=2002).

Relying only on the limited data available from the Federal Election Commission and the Internal Revenue Service, the Center for Responsive Politics, a leading campaign finance watchdog organization, provides an incomplete picture of the Company's political donations. Complete disclosure by the company is necessary for the company's Board and its shareholders to be able to fully evaluate the political use of corporate assets.

Although the Bi-Partisan Campaign Reform Act (BCRA) enacted in 2002 prohibits corporate contributions to political parties at the federal level, it allows companies to contribute to independent political committees, also known as 527s.

Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. There is currently no single source of information that provides the information sought by this resolution. That is why we urge your support for this critical governance reform.


CENTRAL LABORERS'
PENSION, WELFARE & ANNUITY FUNDS

P.O. BOX 1267
JACKSONVILLE, IL
62651-1267

CERTIFIED MAIL



7001 1940 0004 7055 1136


JACKSONVILLE
NOV 08'04
4.42
PB METER
7132705
U.S. POSTAGE

Carl W. von Bernuth
Secretary
Union Pacific Corporation
1400 Douglas St
Omaha, NE 68179

SULLIVAN
NOV 1 2 2004

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 19, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Union Pacific Corporation
Incoming letter dated December 21, 2004

The proposal relates to political contributions.

There appears to be some basis for your view that Union Pacific may exclude the proposal under rule 14a-8(e)(2) because Union Pacific received it after the deadline for submitting proposals. We note in particular your representation that Union Pacific did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Union Pacific omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,



Robyn Manos
Special Counsel